FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of July 2025

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Earnings Report (Kessan Tanshin) for the Three-month Period Ended June 30, 2025
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 30, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Earnings Report (Kessan Tanshin) for the Three-month Period Ended June 30, 2025 (IFRS, Consolidated)
July 30, 2025

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Sapporo, Fukuoka
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2111	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance

Scheduled date of dividend payment commencement: -
Supplementary materials for the financial statements: Yes
Presentation to explain the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Three-month Period Ended June 30, 2025 (April 1 to June 30, 2025)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Three-month Period Ended June 30, 2025	1,106,685	(8.4)	184,566	11.0	150,630	10.3	124,279	30.4
Three-month Period Ended June 30, 2024	1,207,990	14.1	166,329	(1.3)	136,604	1.2	95,299	6.6

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Three-month Period Ended June 30, 2025	124,243	30.4	119,101	(82.0)	79.40		78.23
Three-month Period Ended June 30, 2024	95,248	6.5	660,122	(4.9)	60.71		59.94

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Three-month Period Ended June 30, 2025	321.8	(15.8)	151
Three-month Period Ended June 30, 2024	382.3	17.1	176

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of June 30, 2025	14,004,537	6,866,179	6,865,259	49.0	4,395.19
As of March 31, 2025	14,248,344	6,935,979	6,935,084	48.7	4,407.01

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2025	—	98.00	—	98.00	196.00
For the Fiscal Year Ending March 31, 2026	—
For the Fiscal Year Ending March 31, 2026 (Projection)		100.00	—	100.00	200.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results (Actual Exchange Rate basis) for the Fiscal Year Ending March 31, 2026 (April 1, 2025 to March 31, 2026)

	(Percentage figures represent changes from the previous fiscal year)
	Revenue		Operating profit		Profit before taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2026	4,530,000	(1.1)	475,000	38.7	307,000	75.3	228,000	111.3	144.81
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: None

Forecasts for Core financial measures are shown below.

	(Percentage figures represent changes from the previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2026	4,530,000	(1.1)	1,140,000	(1.9)	485
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: None

The definition of Core financial measures is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2026 (April 1, 2025 to March 31, 2026)
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2026 (FY2025) has not been revised from the management guidance announced on May 8, 2025.

	Core Revenue Growth	Core Operating Profit Growth	Core EPS Growth
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2026	Broadly Flat	Broadly Flat	Broadly Flat

The definition of Constant Exchange Rate change is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

▪Additional Information

(1) Significant changes in the scope of consolidation during the period	: No

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
June 30, 2025	1,590,962,609 shares
March 31, 2025	1,590,949,609 shares

2) Number of shares of treasury stock at period end:
June 30, 2025	28,968,756 shares
March 31, 2025	17,299,963 shares

3) Average number of outstanding shares (for the three-month period ended June 30):
June 30, 2025	1,564,729,658 shares
June 30, 2024	1,568,915,479 shares

▪Review of the attached condensed interim consolidated financial statements by certified public accountants or an audit firm: No
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•
All forecasts and management guidance in this document are based on information and assumptions currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Three-month Period Ended June 30, 2025 (3) Outlook for the Fiscal Year Ending March 31, 2026" on page 12.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on July 30, 2025, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/quarterly-results/

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
1. Financial Highlights for the Three-month Period Ended June 30, 2025
(1) Business Performance
(i) Consolidated Financial Results (April 1 to June 30, 2025)

	Billion JPY or percentage
	FY2024 Q1	FY2025 Q1	AER		CER
			JPY Change	% Change	% Change
Revenue	1,208.0	1,106.7	(101.3)	(8.4)%	(3.7)%
Cost of sales	(387.0)	(384.7)	2.3	(0.6)%	4.3%
Selling, general and administrative expenses	(270.0)	(255.9)	14.1	(5.2)%	(0.0)%
Research and development expenses	(168.5)	(143.9)	24.6	(14.6)%	(9.7)%
Amortization and impairment losses on intangible assets associated with products	(162.8)	(131.6)	31.2	(19.2)%	(14.3)%
Other operating income	10.9	22.0	11.2	102.7%	102.1%
Other operating expenses	(64.3)	(28.1)	36.2	(56.3)%	(53.6)%
Operating profit	166.3	184.6	18.2	11.0%	14.0%
Finance income and (expenses), net	(29.0)	(33.4)	(4.4)	15.1%	15.5%
Share of loss of investments accounted for using the equity method	(0.7)	(0.5)	0.2	(24.7)%	(69.6)%
Profit before tax	136.6	150.6	14.0	10.3%	14.1%
Income tax expenses	(41.3)	(26.4)	15.0	(36.2)%	(32.9)%
Net profit for the period	95.3	124.3	29.0	30.4%	34.5%
Net profit for the period attributable to owners of the Company	95.2	124.2	29.0	30.4%	34.5%
In this section, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. For additional information on CER change, see “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.
Revenue
Revenue for the three-month period ended June 30, 2025 was JPY 1,106.7 billion (JPY -101.3 billion and -8.4% AER, -3.7% CER). The decline compared to the same period of the previous fiscal year was primarily attributable to unfavorable foreign exchange rates and a decrease in revenue in Neuroscience, one of our six key business areas. The decrease in Neuroscience was largely attributable to the continued impact from generic erosion of VYVANSE (for attention deficit hyperactivity disorder (“ADHD”)) in the U.S. Excluding foreign exchange rates impact, revenue slightly increased in our key business areas of Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”), and Oncology, while there was a decline in Vaccines. Revenue outside of our six key business areas was JPY 51.2 billion (JPY -13.7 billion and -21.1% AER, -18.0% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2024 Q1	FY2025 Q1	AER		CER
Revenue:			JPY Change	% Change	% Change
Japan	102.9	108.0	5.0	4.9%	5.1%
United States	636.7	546.7	(90.0)	(14.1)%	(8.4)%
Europe and Canada	269.8	262.3	(7.5)	(2.8)%	0.2%
Latin America	72.2	57.6	(14.6)	(20.3)%	(11.3)%
China	38.2	43.2	5.0	13.2%	21.0%
Asia (excluding Japan & China)	25.7	23.0	(2.7)	(10.5)%	(5.0)%
Russia/CIS	23.7	28.9	5.2	21.9%	19.2%
Other*1	38.7	37.0	(1.8)	(4.6)%	(1.5)%
Total	1,208.0	1,106.7	(101.3)	(8.4)%	(3.7)%
*1 Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	FY2024 Q1	FY2025 Q1	AER		CER
Revenue:			JPY Change	% Change	% Change
GI	348.5	339.3	(9.2)	(2.6)%	2.6%
Rare Diseases	199.5	196.4	(3.1)	(1.6)%	3.0%
PDT	271.4	260.9	(10.6)	(3.9)%	1.7%
Oncology	142.1	138.8	(3.3)	(2.3)%	1.8%
Vaccines	12.5	11.5	(1.1)	(8.4)%	(6.2)%
Neuroscience	169.1	108.6	(60.4)	(35.7)%	(32.6)%
Other	64.9	51.2	(13.7)	(21.1)%	(18.0)%
Total	1,208.0	1,106.7	(101.3)	(8.4)%	(3.7)%

Year-on-year change in revenue for this three-month period in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 339.3 billion (JPY -9.2 billion and -2.6% AER, +2.6% CER).
Sales of DEXILANT (for acid reflux disease) were JPY 8.3 billion (JPY -3.5 billion and -29.7% AER, -22.4% CER). The decrease was primarily due to the impact of multiple generic entrants in Canada, accompanied by unfavorable foreign exchange rates.
Sales of RESOLOR/MOTEGRITY (for chronic idiopathic constipation) were JPY 2.2 billion (JPY -3.3 billion and -60.5% AER, -58.2% CER). The decrease was primarily due to the impact of multiple generic entrants in the U.S. beginning in January 2025.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 34.8 billion (JPY -2.0 billion and -5.5% AER, +0.0% CER). The decrease was primarily due to unfavorable foreign exchange rates.
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)) were JPY 232.5 billion (JPY -1.9 billion and -0.8% AER, +4.9% CER). Sales in the U.S. were JPY 156.3 billion (JPY -6.6 billion and -4.1% AER). The decrease was due to unfavorable foreign exchange rates, partially offset by maintaining demand in the first line biologic inflammatory bowel disease (“IBD”) population, reflecting continued patient gains from the subcutaneous formulation. Sales in Europe and Canada were JPY 56.7 billion (JPY +1.9 billion and +3.5% AER). The increase was primarily due to continued patient gains through an increased use of the subcutaneous formulation, partially offset by unfavorable foreign exchange rates.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
Sales of TAKECAB/VOCINTI (for acid-related diseases) were JPY 35.0 billion (JPY +1.9 billion and +5.7% AER, +7.8% CER). The increase was due to strong demand in Japan, partially offset by unfavorable foreign exchange rates.

Rare Diseases
In Rare Diseases, revenue was JPY 196.4 billion (JPY -3.1 billion and -1.6% AER, +3.0% CER).
Sales of ADVATE (for hemophilia A) were JPY 28.0 billion (JPY -3.9 billion and -12.2% AER, -7.6% CER). The decrease was primarily due to competitive pressure in the U.S., accompanied by unfavorable foreign exchange rates.
Sales of ADYNOVATE/ADYNOVI (for hemophilia A) were JPY 14.1 billion (JPY -3.6 billion and -20.3% AER, -16.7% CER). The decrease was primarily due to competitive pressure in the U.S., accompanied by unfavorable foreign exchange rates.
Sales of REPLAGAL (for Fabry disease) were JPY 20.2 billion (JPY -1.2 billion and -5.5% AER, -2.2% CER). The decrease was primarily due to unfavorable foreign exchange rates.
Sales of TAKHZYRO (for hereditary angioedema) were JPY 55.1 billion (JPY -0.9 billion and -1.7% AER, +3.7% CER). The decrease was primarily due to unfavorable foreign exchange rates. Excluding foreign exchange rates impact, sales increased due to higher demand in Europe and Canada, and Growth and Emerging Markets, supported by strong patient persistency and prophylactic market growth.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 10.5 billion (JPY +2.9 billion and +37.6% AER, +45.1% CER). The increase was primarily attributable to continued performance in the U.S. market reflecting strong market penetration, complemented by continued geographical expansion in Europe and the Growth and Emerging Markets.
Sales of VPRIV (for Gaucher disease) were JPY 15.3 billion (JPY +1.6 billion and +11.7% AER, +16.2% CER). The increase was due to a sales growth in Growth and Emerging Markets, partially offset by unfavorable foreign exchange rates.
PDT
In PDT, revenue was JPY 260.9 billion (JPY -10.6 billion and -3.9% AER, +1.7% CER).
Aggregate sales of immunoglobulin products were JPY 194.0 billion (JPY -7.4 billion and -3.7% AER, +2.0% CER). Excluding foreign exchange rates impact, the sales increased due to a sales growth of subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA). Sales of GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), intravenous therapies, decreased primarily due to unfavorable foreign exchange rates.
Sales of FEIBA (for hemophilia A and B) were JPY 9.7 billion (JPY -4.3 billion and -30.5% AER, -27.1% CER). The decrease was due to a sales decline in Growth and Emerging Markets and Europe, accompanied by unfavorable foreign exchange rates.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 32.2 billion (JPY +2.8 billion and +9.5% AER, +16.2% CER). The increase was primarily due to a sales increase in China, partially offset by unfavorable foreign exchange rates.
Oncology
In Oncology, revenue was JPY 138.8 billion (JPY -3.3 billion and -2.3% AER, +1.8% CER).
Sales of NINLARO (for multiple myeloma) were JPY 20.9 billion (JPY -3.0 billion and -12.6% AER, -8.3% CER). The decrease was primarily due to intensified competition and decreased demand mainly in the U.S., accompanied by unfavorable foreign exchange rates, and partially offset by a sales increase in Growth and Emerging Markets.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, and other certain indications) were JPY 27.3 billion (JPY -2.1 billion and -7.1% AER, -4.7% CER). The decrease was primarily due to a sales decrease in the U.S., accompanied by unfavorable foreign exchange rates.
Sales of ALUNBRIG (for non-small cell lung cancer) were JPY 8.2 billion (JPY -1.2 billion and -13.0% AER, -8.5% CER). The decrease was primarily due to intensified competition, and unfavorable foreign exchange rates.
Sales of ADCETRIS (for malignant lymphomas) were JPY 37.2 billion (JPY +2.7 billion and +7.9% AER, +13.2% CER). The increase was led by strong demand in the Growth and Emerging Markets, partially offset by unfavorable foreign exchange rates.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
Vaccines
In Vaccines, revenue was JPY 11.5 billion (JPY -1.1 billion and -8.4% AER, -6.2% CER).
Sales of QDENGA (for prevention of dengue) were JPY 8.8 billion (JPY -0.7 billion and -7.7% AER, -4.8% CER). The decrease was due to shipment timing in Growth and Emerging Markets, accompanied by unfavorable foreign exchange rates.
Neuroscience
In Neuroscience, revenue was JPY 108.6 billion (JPY -60.4 billion and -35.7% AER, -32.6% CER).
Sales of VYVANSE/ELVANSE (for ADHD) were JPY 57.9 billion (JPY -56.8 billion and -49.5% AER, -46.9% CER). The decrease was due to the continued impact of multiple generic entrants in the U.S. and certain other countries.
Sales of TRINTELLIX (for major depressive disorder ("MDD")) were JPY 28.1 billion (JPY -2.9 billion, and -9.5% AER, -4.0% CER). The decrease was primarily due to unfavorable foreign exchange rates.
Cost of Sales
Cost of Sales was JPY 384.7 billion (JPY -2.3 billion and -0.6% AER, +4.3% CER). The decrease was primarily due to the appreciation of the Japanese yen, partially offset by a change in product mix.
Selling, General and Administrative (SG&A) Expenses
SG&A Expenses were JPY 255.9 billion (JPY -14.1 billion and -5.2% AER, -0.0% CER). The decrease was mainly due to the appreciation of the Japanese yen.
Research and Development (R&D) Expenses
R&D Expenses were JPY 143.9 billion (JPY -24.6 billion and -14.6% AER, -9.7% CER). The decrease was mainly due to lower expenses attributable to termination of development programs and the appreciation of the Japanese yen, partially offset by higher expense on late-stage pipelines in the three-month period ended June 30, 2025.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products were JPY 131.6 billion (JPY -31.2 billion and -19.2% AER, -14.3% CER). Amortization Expenses decreased (JPY -9.3 billion) mainly due to the appreciation of the Japanese yen. Impairment Losses decreased (JPY -21.9 billion) primarily due to an impairment charge for soticlestat (TAK-935) recorded during the three-month period ended June 30, 2024.
Other Operating Income
Other Operating Income was JPY 22.0 billion (JPY +11.2 billion and +102.7% AER, +102.1% CER). The increase was mainly due to higher gains from Divestment of Business during the three-month period ended June 30, 2025. Gains of JPY 17.9 billion were recognized on the completion of the sales of non-core products and MEPACT mainly in Europe and the Middle East & North Africa regions during the three-month period ended June 30, 2025, while a gain of JPY 6.1 billion was recognized on the completion of the transfer of the manufacturing operation of TACHOSIL during the three-month period ended June 30, 2024.
Other Operating Expenses
Other Operating Expenses were JPY 28.1 billion (JPY -36.2 billion and -56.3% AER, -53.6% CER). The decrease was primarily due to a reduction in restructuring expenses (JPY -31.0 billion), mainly attributable to lower restructuring expenses on the enterprise-wide efficiency program compared to the three-month period ended June 30, 2024.
Operating Profit
As a result of the above factors, Operating Profit was JPY 184.6 billion (JPY +18.2 billion and +11.0% AER, +14.0% CER).
Net Finance Expenses
Net Finance Expenses were JPY 33.4 billion (JPY +4.4 billion and +15.1% AER, +15.5% CER). The increase was mainly due to lower gains from the fair value measurement of debt instruments compared to the three-month period ended June 30, 2024.
Share of Loss of Investments Accounted for Using the Equity Method
Share of Loss of Investments Accounted for Using the Equity Method was JPY 0.5 billion (JPY -0.2 billion and -24.7% AER, -69.6% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
Income Tax Expenses
Income Tax Expenses were JPY 26.4 billion (JPY -15.0 billion and -36.2% AER, -32.9% CER). The decrease was primarily due to the effect of a higher valuation allowance on deferred tax assets recognized during the three-month period ended June 30, 2024 partially offset by an increase in tax expenses due to lower level of tax credits recognized during the three-month period ended June 30, 2025.

Net Profit for the Period
As a result of the above factors, Net Profit for the Period was JPY 124.3 billion (JPY +29.0 billion and +30.4% AER, +34.5% CER) and Net Profit for the Period attributable to owners of the Company was JPY 124.2 billion (JPY +29.0 billion and +30.4% AER, +34.5% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
(ii) Results of Core Financial Measures (April 1 to June 30, 2025)
Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change
In addition to the financial statements in accordance with IFRS, Takeda uses the concept of Core Financial Measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS). See “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for additional information.

Results of Core Operations

	Billion JPY or percentage
	FY2024 Q1	FY2025 Q1	AER		CER
			JPY Change	% Change	% Change
Core revenue	1,208.0	1,106.7	(101.3)	(8.4)%	(3.7)%
Core operating profit	382.3	321.8	(60.4)	(15.8)%	(11.9)%
Core net profit for the period	276.9	237.1	(39.8)	(14.4)%	(10.3)%
Core net profit for the period attributable to owners of the Company	276.8	237.0	(39.8)	(14.4)%	(10.3)%
Core EPS (yen)	176	151	(25)	(14.1)%	(10.0)%

Core Revenue
Core Revenue was JPY 1,106.7 billion (JPY -101.3 billion and -8.4% AER, -3.7% CER). The decrease was primarily attributable to unfavorable foreign exchange rates and a decrease in revenue in Neuroscience. The decrease in Neuroscience was largely attributable to the continued impact from generic erosion of VYVANSE in the U.S. Takeda’s Growth and Launch Products* totaled JPY 558.1 billion (JPY -3.6 billion and -0.6% AER, +5.0% CER).
*    Takeda’s Growth and Launch Products
    GI:        ENTYVIO, EOHILIA
    Rare Diseases:    TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT:         Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology:    　　　　 ALUNBRIG, FRUZAQLA
    Vaccines:     QDENGA

Core Operating Profit
Core Operating Profit was JPY 321.8 billion (JPY -60.4 billion and -15.8% AER, -11.9% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	FY2024 Q1	FY2025 Q1	AER		CER
			JPY Change	% Change	% Change
Core revenue	1,208.0	1,106.7	(101.3)	(8.4)%	(3.7)%
Core cost of sales	(387.1)	(384.9)	2.2	(0.6)%	4.4%
Core selling, general and administrative (SG&A) expenses	(270.2)	(256.0)	14.1	(5.2)%	(0.0)%
Core research and development (R&D) expenses	(168.5)	(143.9)	24.6	(14.6)%	(9.7)%
Core operating profit	382.3	321.8	(60.4)	(15.8)%	(11.9)%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 384.9 billion (JPY -2.2 billion and -0.6% AER, +4.4% CER). The decrease was primarily due to the appreciation of the Japanese yen, partially offset by a change in product mix.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
Core Selling, General and Administrative (SG&A) Expenses
Core SG&A expenses were JPY 256.0 billion (JPY -14.1 billion and -5.2% AER, -0.0% CER). The decrease was mainly due to the appreciation of the Japanese yen.
Core Research and Development (R&D) Expenses
Core R&D expenses were JPY 143.9 billion (JPY -24.6 billion and -14.6% AER, -9.7% CER). The decrease was mainly due to lower expenses attributable to termination of development programs and the appreciation of the Japanese yen, partially offset by higher expense on late-stage pipelines in the three-month period ended June 30, 2025.
Core Net Profit for the Period
Core Net Profit for the Period was JPY 237.1 billion (JPY -39.8 billion and -14.4% AER, -10.3% CER) and Core Net Profit attributable to owners of the Company was JPY 237.0 billion (JPY -39.8 billion and -14.4% AER, -10.3% CER) and are calculated from Core Operating Profit as below:

	Billion JPY or percentage
	FY2024 Q1	FY2025 Q1	AER		CER
			JPY Change	% Change	% Change
Core operating profit	382.3	321.8	(60.4)	(15.8)%	(11.9)%
Core finance income and (expenses), net	(30.1)	(31.3)	(1.2)	4.1%	4.4%
Core share of profit (loss) of investments accounted for using the equity method	0.4	(0.1)	(0.5)	―	(44.8)%
Core profit before tax	352.6	290.4	(62.2)	(17.6)%	(13.4)%
Core income tax expenses	(75.7)	(53.3)	22.4	(29.6)%	(24.8)%
Core net profit for the period	276.9	237.1	(39.8)	(14.4)%	(10.3)%
Core net profit for the period attributable to owners of the Company	276.8	237.0	(39.8)	(14.4)%	(10.3)%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 31.3 billion (JPY +1.2 billion and +4.1% AER, +4.4% CER).
Core Share of Profit (Loss) of Investments Accounted for Using the Equity Method
For the three-month period ended June 30, 2025, Core Share of Loss of Investments Accounted for Using the Equity Method was JPY 0.1 billion (JPY -0.5 billion). For the three-month period ended June 30, 2024, Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 0.4 billion.
Core Profit Before Tax
Core Profit Before Tax was JPY 290.4 billion (JPY -62.2 billion and -17.6% AER, -13.4% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 53.3 billion (JPY -22.4 billion and -29.6% AER, -24.8% CER). The decrease was primarily due to the effect of a higher valuation allowance on deferred tax assets recognized during the three-month period ended June 30, 2024 and lower pretax earnings partially offset by an increase in tax expenses due to lower level of tax credits recognized during the three-month period ended June 30, 2025.
Core EPS
Core EPS was JPY 151 (JPY -25 and -14.1% AER, -10.0% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
(2) Consolidated Financial Position
(i) Assets, Liabilities and Equity

	Billion JPY
	As of		Change
	March 31, 2025	June 30, 2025
Total Assets	14,248.3	14,004.5	(243.8)
Total Liabilities	7,312.4	7,138.4	(174.0)
Total Equity	6,936.0	6,866.2	(69.8)
Assets
Total Assets as of June 30, 2025 were JPY 14,004.5 billion (JPY -243.8 billion). Intangible Assets decreased (JPY -209.0 billion) mainly due to amortization and the effect of foreign currency translation.

Liabilities
Total Liabilities as of June 30, 2025 were JPY 7,138.4 billion (JPY -174.0 billion). Other Current Liabilities decreased (JPY -79.3 billion) mainly due to the payment of accrued bonus, as well as a reduction in accrued expenses primarily driven by the effect of foreign currency translation. In addition, Trade and Other Payables decreased (JPY -54.2 billion) mainly due to the payment of accounts payables in the U.S. and Japan. Total Bonds and Loans were JPY 4,505.9 billion*.

* The carrying amount of Bonds was JPY 4,193.8 billion and Loans was JPY 312.1 billion as of June 30, 2025. Breakdown of Bonds and Loans' carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US Dollar Denominated Senior Notes (USD 500 million)	June 2015	June 2045	73.5
Unsecured US Dollar Denominated Senior Notes (USD 1,500 million)	September 2016	September 2026	212.5
Unsecured Euro Denominated Senior Notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	505.2
Unsecured US Dollar Denominated Senior Notes (USD 1,750 million)	November 2018	November 2028	251.2
Unsecured US Dollar Denominated Senior Notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	1,003.1
Unsecured Euro Denominated Senior Notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	605.3
Unsecured JPY Denominated Senior Bonds	October 2021	October 2031	249.6
Hybrid Bonds (Subordinated Bonds)	June 2024	June 2084	458.1
Unsecured US Dollar Denominated Senior Notes (USD 3,000 million)	July 2024	July 2034 ~ July 2064	427.7
Unsecured JPY Denominated Senior Bonds	June 2025	June 2030 ~ June 2035	183.6
Commercial Paper	May 2025 ～ June 2025	July 2025	224.0
Total			4,193.8

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Bilateral Loans	March 2016 ~ April 2024	March 2026 ~ April 2031	200.0
Bilateral Loans (USD 500 million)	June 2025	July 2025	72.1
Syndicated Hybrid Loans (Subordinated Loans)	October 2024	October 2084	40.0
Other			0.1
Total			312.1

On April 25, 2025, Takeda repaid JPY 10.0 billion in Bilateral Loans falling due. On June 12, 2025, Takeda issued JPY 184.0 billion in unsecured JPY denominated senior bonds (“JPY Bonds”) with maturity dates ranging from June 12, 2030, to June 12, 2035. The proceeds of the JPY Bonds will be used to redeem commercial paper. Following this, on June 23, 2025, Takeda redeemed USD 800 million of unsecured U.S. dollar-denominated senior notes on their maturity date. Takeda has also rolled over USD 500 million Bilateral Loan, which was originally drawn down on March 31, 2025, on a monthly basis until July 3, 2025.

*Amounts presented in the above explanation for Bonds and Loans are based on the principal amount.

Equity
Total Equity as of June 30, 2025 was JPY 6,866.2 billion (JPY -69.8 billion). This decrease was primarily due to the increase in Treasury Shares (JPY -49.3 billion), mainly attributed to an acquisition of Takeda's own shares.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
(ii) Consolidated Cash Flows

	Billion JPY
	FY2024 Q1	FY2025 Q1	Change
Net cash from operating activities	170.3	215.4	45.1
Net cash used in investing activities	(156.7)	(33.2)	123.5
Net cash from (used in) financing activities	316.4	(214.9)	(531.3)
Net increase (decrease) in cash and cash equivalents	330.0	(32.7)	(362.7)
Cash and cash equivalents at the beginning of the year	457.8	385.1	(72.7)
Effects of exchange rate changes on cash and cash equivalents	17.2	(2.4)	(19.7)
Cash and cash equivalents reclassified to assets held for sale	(0.7)	—	0.7
Cash and cash equivalents at the end of the period (Condensed interim consolidated statements of financial position)	804.3	350.0	(454.3)
Net Cash from Operating Activities
Net Cash from Operating Activities was JPY 215.4 billion (JPY +45.1 billion). The increase was mainly due to favorable impacts from Changes in Assets and Liabilities primarily driven by changes in Trade and Other Receivables, Provisions and Other Financial Liabilities. The increase was partially offset by unfavorable impacts resulting from Net Profit for the Period adjusted for non-cash items and other adjustments.
Net Cash used in Investing Activities
Net Cash used in Investing Activities was JPY 33.2 billion (JPY -123.5 billion). The decrease was mainly due to a decrease in cash outflow used in Acquisition of Intangible Assets, further driven by an increase in Proceeds from Sales of Business, Net of Cash and Cash Equivalents Divested.
Net Cash used in Financing Activities
Net Cash used in Financing Activities was JPY 214.9 billion (JPY +531.3 billion). The increase was mainly driven by lower net cash inflows from the issuance and repayments of bonds and long-term loans as well as increased treasury share acquisitions.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
(3) Outlook for the Fiscal Year Ending March 31, 2026
The full year consolidated forecast for the fiscal year ending March 31, 2026 (FY2025) has not been revised from the forecast announced at the FY2024 financial results announcement on May 8, 2025.
Consolidated Forecast for the Fiscal Year Ending March 31, 2026 (FY2025)

			Billion JPY or percentage
	FY2024 Actual Results	FY2025 Forecast	JPY Change	% Change
Revenue	4,581.6	4,530.0	(51.6)	(1.1)%
Operating profit	342.6	475.0	132.4	38.7%
Profit before tax	175.1	307.0	131.9	75.3%
Net profit for the year (attributable to owners of the Company)	107.9	228.0	120.1	111.3%
EPS (JPY)	68.36	144.81	76.45	111.8%
Core revenue*1	4,579.8	4,530.0	(49.8)	(1.1)%
Core operating profit*1	1,162.6	1,140.0	(22.6)	(1.9)%
Core EPS (JPY)*1	491	485	(6)	(1.2)%
*1 Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.

Major assumptions used in preparing the FY2025 Forecast

		Billion JPY or percentage
	FY2024 Actual Results	FY2025 Forecast
FX rates
USD/JPY EUR/JPY RUB/JPY CNY/JPY BRL/JPY	152 JPY 163 JPY 1.6 JPY 21.1 JPY 27.4 JPY	150 JPY 160 JPY 1.7 JPY 20.5 JPY 25.9 JPY
Cost of sales	(1,580.2)	(1,540.0)
SG&A expenses	(1,104.8)	(1,100.0)
R&D expenses	(730.2)	(750.0)
Amortization of intangible assets associated with products	(548.2)	(500.0)
Impairment of intangible assets associated with products*2	(95.0)	(50.0)
Other operating income	26.2	10.0
Other operating expenses*3	(206.7)	(125.0)
Other core operating profit adjustments	(2.0)	—
Finance income and (expenses), net	(163.5)	(167.0)
Adjusted free cash flow*1	769.0	750.0 to 850.0
Capital expenditures (cash flow base)	(347.8)	(270.0) to (320.0)
Depreciation and amortization (excluding intangible assets associated with products)	(213.2)	(216.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)*1	Approx.10%	Mid teen%
*2 Includes in-process R&D.
*3 Includes restructuring expense primarily related to the enterprise-wide efficiency program of JPY 128.1 billion in FY2024 actual results and JPY 48.0 billion in FY2025 forecast.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
Management Guidance for the Fiscal Year Ending March 31, 2026 (FY2025)
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2026 (FY2025) has not been revised from the management guidance announced on May 8, 2025.

FY2025 Management Guidance CER % Change*1
Core revenue	Broadly Flat
Core operating profit	Broadly Flat
Core EPS	Broadly Flat
Other assumptions used in preparing the FY2025 Forecast and the Management Guidance
•The FY2025 forecast and the management guidance do not reflect the potential impact of tariffs being introduced on pharmaceutical products by the U.S. administration, nor the potential impact of tariffs introduced by other countries in response to U.S. tariffs.
•The FY2025 forecast and the management guidance assume global VYVANSE sales of JPY 241.0 billion, a year-on-year decline of JPY 109.6 billion (30% decline at CER).
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Three-month Period Ended June 30,
	2024	2025
Revenue	1,207,990	1,106,685
Cost of sales	(386,954)	(384,675)
Selling, general and administrative expenses	(270,030)	(255,885)
Research and development expenses	(168,463)	(143,891)
Amortization and impairment losses on intangible assets associated with products	(162,831)	(131,638)
Other operating income	10,868	22,030
Other operating expenses	(64,252)	(28,061)
Operating profit	166,329	184,566
Finance income	30,677	73,758
Finance expenses	(59,691)	(107,158)
Share of loss of investments accounted for using the equity method	(712)	(536)
Profit before tax	136,604	150,630
Income tax expenses	(41,304)	(26,351)
Net profit for the period	95,299	124,279
Attributable to:
Owners of the Company	95,248	124,243
Non-controlling interests	51	36
Net profit for the period	95,299	124,279
Earnings per share (JPY)
Basic earnings per share	60.71	79.40
Diluted earnings per share	59.94	78.23

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Three-month Period Ended June 30,
	2024	2025
Net profit for the period	95,299	124,279
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(5,077)	9,437
Remeasurement of defined benefit pension plans	1,916	(397)
	(3,160)	9,040
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	563,483	(19,647)
Cash flow hedges	(3,271)	3,655
Hedging cost	6,908	1,892
Share of other comprehensive income (loss) of investments accounted for using the equity method	864	(119)
	567,983	(14,218)
Other comprehensive income (loss) for the period, net of tax	564,823	(5,178)
Total comprehensive income for the period	660,122	119,101
Attributable to:
Owners of the Company	660,048	119,076
Non-controlling interests	74	25
Total comprehensive income for the period	660,122	119,101

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2025	As of June 30, 2025
ASSETS
Non-current assets:
Property, plant and equipment	1,968,209	1,956,269
Goodwill	5,324,430	5,295,871
Intangible assets	3,631,560	3,422,542
Investments accounted for using the equity method	10,802	9,947
Other financial assets	351,124	337,173
Other non-current assets	70,282	68,555
Deferred tax assets	370,745	401,058
Total non-current assets	11,727,152	11,491,416
Current assets:
Inventories	1,217,349	1,240,676
Trade and other receivables	709,465	665,632
Other financial assets	20,476	69,167
Income taxes receivable	15,789	13,899
Other current assets	159,603	173,740
Cash and cash equivalents	385,113	350,008
Assets held for sale	13,397	—
Total current assets	2,521,192	2,513,122
Total assets	14,248,344	14,004,537

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)

	JPY (millions)
	As of March 31, 2025	As of June 30, 2025
LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	3,966,326	4,134,799
Other financial liabilities	550,900	535,165
Net defined benefit liabilities	135,429	141,512
Income taxes payable	317	396
Provisions	35,177	34,265
Other non-current liabilities	82,542	89,122
Deferred tax liabilities	35,153	33,514
Total non-current liabilities	4,805,844	4,968,772
Current liabilities:
Bonds and loans	548,939	371,143
Trade and other payables	475,541	421,308
Other financial liabilities	219,120	205,120
Income taxes payable	133,497	150,965
Provisions	533,140	504,069
Other current liabilities	596,283	516,981
Total current liabilities	2,506,521	2,169,586
Total liabilities	7,312,365	7,138,358
EQUITY
Share capital	1,694,685	1,694,711
Share premium	1,775,713	1,790,509
Treasury shares	(74,815)	(124,124)
Retained earnings	1,187,586	1,156,692
Other components of equity	2,351,915	2,347,471
Equity attributable to owners of the Company	6,935,084	6,865,259
Non-controlling interests	895	921
Total equity	6,935,979	6,866,179
Total liabilities and equity	14,248,344	14,004,537

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Three-month period ended June 30, 2024 (From April 1 to June 30, 2024)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2024	1,676,596	1,747,414	(51,259)	1,391,203	2,573,407	15,729
Net profit for the period				95,248
Other comprehensive income (loss)					564,327	(5,080)
Comprehensive income (loss) for the period	—	—	—	95,248	564,327	(5,080)
Transactions with owners:
Acquisition of treasury shares			(1,913)
Disposal of treasury shares		0	0
Dividends				(147,655)
Transfers from other components of equity				(603)		2,520
Share-based compensation		14,673
Exercise of share-based awards		(2,274)	2,274
Total transactions with owners	—	12,399	361	(148,258)	—	2,520
As of June 30, 2024	1,676,596	1,759,813	(50,897)	1,338,192	3,137,735	13,169

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2024	(63,896)	(15,930)	—	2,509,310	7,273,264	741	7,274,005
Net profit for the period				—	95,248	51	95,299
Other comprehensive income (loss)	(3,271)	6,908	1,916	564,800	564,800	23	564,823
Comprehensive income (loss) for the period	(3,271)	6,908	1,916	564,800	660,048	74	660,122
Transactions with owners:
Acquisition of treasury shares				—	(1,913)		(1,913)
Disposal of treasury shares				—	0		0
Dividends				—	(147,655)		(147,655)
Transfers from other components of equity			(1,916)	603	—		—
Share-based compensation				—	14,673		14,673
Exercise of share-based awards				—	—		—
Total transactions with owners	—	—	(1,916)	603	(134,895)	—	(134,895)
As of June 30, 2024	(67,167)	(9,022)	—	3,074,714	7,798,417	815	7,799,232

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
Three-month period ended June 30, 2025 (From April 1 to June 30, 2025)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2025	1,694,685	1,775,713	(74,815)	1,187,586	2,419,978	4,757
Net profit for the period				124,243
Other comprehensive income (loss)					(19,755)	9,437
Comprehensive income (loss) for the period	—	—	—	124,243	(19,755)	9,437
Transactions with owners:
Issuance of new shares	27	27
Acquisition of treasury shares		(20)	(51,605)
Dividends				(154,413)
Transfers from other components of equity				(724)		327
Share-based compensation		17,084
Exercise of share-based awards		(2,296)	2,296
Total transactions with owners	27	14,795	(49,309)	(155,137)	—	327
As of June 30, 2025	1,694,711	1,790,509	(124,124)	1,156,692	2,400,223	14,521

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2025	(64,852)	(7,967)	—	2,351,915	6,935,084	895	6,935,979
Net profit for the period				—	124,243	36	124,279
Other comprehensive income (loss)	3,655	1,892	(397)	(5,168)	(5,168)	(11)	(5,178)
Comprehensive income (loss) for the period	3,655	1,892	(397)	(5,168)	119,076	25	119,101
Transactions with owners:
Issuance of new shares				—	53		53
Acquisition of treasury shares				—	(51,625)		(51,625)
Dividends				—	(154,413)		(154,413)
Transfers from other components of equity			397	724	—		—
Share-based compensation				—	17,084		17,084
Exercise of share-based awards				—	—		—
Total transactions with owners	—	—	397	724	(188,901)	—	(188,901)
As of June 30, 2025	(61,197)	(6,075)	—	2,347,471	6,865,259	921	6,866,179

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Three-month Period Ended June 30,
	2024	2025
Cash flows from operating activities:
Net profit for the period	95,299	124,279
Depreciation and amortization	192,220	181,636
Impairment losses	26,000	2,357
Equity-settled share-based compensation	15,386	16,531
Loss on sales and disposal of property, plant and equipment	2,088	584
Gain on divestment of business and subsidiaries	(6,229)	(17,900)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	(12)	764
Finance (income) and expenses, net	29,014	33,400
Share of loss of investments accounted for using the equity method	712	536
Income tax expenses	41,304	26,351
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables	(47,744)	48,083
Increase in inventories	(10,079)	(13,069)
Decrease in trade and other payables	(37,455)	(27,780)
Increase (decrease) in provisions	6,120	(23,404)
Increase (decrease) in other financial liabilities	8,964	(17,531)
Other, net	(109,785)	(86,420)
Cash generated from operations	205,805	248,418
Income taxes paid	(37,811)	(36,653)
Tax refunds and interest on tax refunds received	2,310	3,658
Net cash from operating activities	170,304	215,423
Cash flows from investing activities:
Interest received	4,331	4,850
Dividends received	206	250
Acquisition of property, plant and equipment	(57,441)	(47,913)
Proceeds from sales of property, plant and equipment	9	6,385
Acquisition of intangible assets	(80,357)	(27,155)
Acquisition of option to license	(15,693)	—
Acquisition of investments	(12,980)	(215)
Proceeds from sales and redemption of investments	5,317	1,128
Proceeds from sales of business, net of cash and cash equivalents divested	2,941	29,291
Payments for the settlement of forward exchange contracts designated as net investment hedges	(2,999)	—
Other, net	(28)	186
Net cash used in investing activities	(156,693)	(33,193)

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)

	JPY (millions)
	Three-month Period Ended June 30,
	2024	2025
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers	(17,000)	(46,032)
Proceeds from issuance of bonds and long-term loans	507,638	183,555
Repayments of bonds and long-term loans	(50,109)	(125,296)
Proceeds from the settlement of cross currency interest rate swaps related to bonds and loans	46,880	—
Acquisition of treasury shares	(1,882)	(51,603)
Interest paid	(15,466)	(16,692)
Dividends paid	(138,110)	(145,295)
Repayments of lease liabilities	(10,916)	(12,205)
Other, net	(4,654)	(1,332)
Net cash from (used in) financing activities	316,381	(214,900)
Net increase (decrease) in cash and cash equivalents	329,991	(32,670)
Cash and cash equivalents at the beginning of the year	457,800	385,113
Effects of exchange rate changes on cash and cash equivalents	17,220	(2,435)
Cash and cash equivalents at the end of the period	805,012	350,008
Cash and cash equivalents reclassified to assets held for sale	(740)	—
Cash and cash equivalents at the end of the period (Condensed interim consolidated statements of financial position)	804,272	350,008

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Three-month
Period Ended June 30, 2025 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Not applicable.
(Material Accounting Policies)
Material accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements as of and for the fiscal year ended March 31, 2025.
Takeda calculated income tax expenses for the three-month period ended June 30, 2025, based on the estimated average annual effective tax rate.

(Operating Segment Information)
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.
(Significant Changes in Equity Attributable to Owners of the Company)
Not applicable.
(Significant Subsequent Events)
On July 2, 2025, Takeda issued unsecured U.S. dollar-denominated senior guaranteed notes (the "Notes") in an aggregate principal amount of USD 2,400 million outlined below, through its indirect wholly owned finance subsidiary Takeda U.S. Financing, Inc. Payment of the principal of and interest on the Notes is fully guaranteed by Takeda.
In July 2025, the proceeds of the Notes were primarily used to repay USD 500 million Bilateral Loan, and redeem commercial paper drawings. The impact from these repayment and redemptions on the consolidated statements of profit or loss was not material.

	Unsecured U.S. Dollar-Denominated Senior Guaranteed Notes Due 2035	Unsecured U.S. Dollar-Denominated Senior Guaranteed Notes Due 2055
Issue Amount	USD 1,650 million	USD 750 million
Coupon	5.200% per annum	5.900% per annum
Issue Price	99.644% of the principal amount	99.734% of the principal amount
Maturity Date	July 7, 2035	July 7, 2055